UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Quest Resource Corporation

(Name of Issuer)

COMMON STOCK ($0.001 PAR VALUE PER SHARE)

(Title of Class of Securities)

748349305

 (CUSIP Number)

Stephen S. Taylor
c/o Taylor Asset Management, Inc.
714 S. Dearborn St. 2nd Floor
Chicago, IL 60605
Phone # (310) 704-1290

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 748349305

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Asset Management, Inc. FEIN # 26-044-8554
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 772,191 shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 772,191 shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,191 shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IA

(1)           Mr. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd.  Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd.  The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

Cusip No. 748349305

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen S. Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,356,070 shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,356,070 shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,356,070 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

(1)    Consists of 583,879 shares owned by Stephen S. Taylor's Roth IRA and 772,191 owned by Taylor International Fund, Ltd.  Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd.  The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

SCHEDULE 13D/A

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of Quest Resource Corporation, a Nevada Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 210 Park Avenue, Suite 2750, Oklahoma City, OK 73102.

Item 2. Identity and Background.

(a)-(c) and (f). This Schedule 13D/A is filed by Taylor Asset Management, Inc. (“TAM”) and Mr. Stephen S. Taylor (together with TAM, the “Reporting Party”).  TAM is an Illinois corporation located at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605.  Mr. Taylor, a citizen of the United States of America, has a business address at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605.

(d) and (e).  During the last five years, Mr. Taylor has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

At this time, the Reporting Party believes superior investment opportunities exist elsewhere and therefore has chosen to redirect its capital.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Party has no present plan or proposal that would relate to or result in any of the matters set forth below:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)      Mr. Taylor has direct beneficial ownership of 583,879 shares of the Issuer held in an individual retirement account for his benefit. TIF has direct beneficial ownership of 772,191 shares of the Issuer.  Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of TIF.  Accordingly, Mr. Taylor may be deemed to own beneficially a total of 1,356,070 shares of the Issuer constituting 4.2% of the Issuer's shares of Common Stock outstanding as of November 2, 2009.

(b)      Mr. Taylor has the sole power to vote and to dispose or direct the disposition of 1,356,070 shares of the Issuer's Common Stock.

(c)      Mr. Taylor has executed the following transactions in the Issuer's Common Stock on the open market since October 19, 2009:

Name	Date	Number of Shares	Action
Stephen Taylor	11-06-2009	50,000	Sale
Stephen Taylor	10-28-2009	25,000	Sale
Stephen Taylor	10-23-2009	100,000	Sale
Stephen Taylor	10-19-2009	50,000	Sale
TAM	11-06-2009	50,000	Sale
TAM	10-28-2009	20,000	Sale
TAM	10-27-2009	75,000	Sale
TAM	10-26-2009	100,000	Sale
TAM	10-23-2009	50,000	Sale
TAM	10-22-2009	25,000	Sale
TAM	10-19-2009	30,000	Sale

(d) N/A

(e) N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer

N/A

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated as of November 12, 2009

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2009

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, President

STEPHEN S. TAYLOR

By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 12th day of November, 2009, by and among Taylor International Fund, Ltd. and Stephen S. Taylor.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Quest Resource Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, President

STEPHEN S. TAYLOR

By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually